July 24, 2023

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Eric Atallah and Mary Mast

Re:	Impact BioMedical Inc.
Amendment No. 12 to Registration Statement on Form S-1 Filed June 30, 2023
File No. 333-253037

Dear Mr. Atallah and Ms. Mast:

On behalf of Impact BioMedical Inc. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”), of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on July 18, 2023 regarding the Company’s Registration Statement on Form S-1.

For convenience, the Staff’s comments have been restated below and the Company’s responses are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the S-1.

Amendment No. 12 to Registration Statement on Form S-1

Capitalization, page 17

1.	We note your revised disclosures in response to prior comment 1. However, you did not address why Non-controlling interest in subsidiary is included in Total capitalization. As previously requested, please explain to us why you have included your Non-controlling interest in your Total capitalization or remove the line item.

Response: The Company has revised the disclosure to remove the line item in accordance with the Staff’s comment and conversations during the call on July 24, 2023.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Darrin Ocasio, of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

Frank D. Heuszel
Chief Executive Officer

cc:	Darrin M. Ocasio, Esq.